September 24, 2010

Mary K. Johnson, Esq.
Phoenix Life Insurance Company
One American Row
Hartford, CT 06102-5056

   RE: PHL Variable Insurance Company:
      Phoenix Guaranteed Income Edge (The Institute for Wealth Management,
      LLC ("The Institute"))
      Initial Registration Statements on Form S-1
      File No. 333-168357

Dear Ms. Johnson:

   The staff reviewed the above-referenced pre-effective amendment, which the
Commission received on July 28, 2010. We have given the registration statement
selective review based on your request that the staff focus its review primarily on the
areas of change in light of the similarity of the disclosure with that contained in the
prospectus for the "Phoenix Guaranteed Income Edge" insurance certificate, the
registration statement of which went effective on July 15, 2010 (File No. 333-161382)
(Income Edge II"). Based on our review, we have the following comments. Page
references are to the pages in the marked courtesy copy provided to the staff, and Item
references are to the Item numbers set forth in Form S-1 unless indicated otherwise.

1. **Summary of the Income Edge (page 4)**

   a. For clarity, based on last deleted sentence of the second paragraph, please
disclose if true that a policy owner may elect the The Institute's Program without
having to purchase the Income Edge both here and wherever else applicable in the
prospectus, *e.g.*, second diamond point under "1. How Does the Income Edge
Work?" on page 5.

   b. The multiplicity of fees and their effect on how much can be withdrawn
should be better highlighted in the Summary. Accordingly, please first add
disclosure at the end of the fifth sentence of the last paragraph of the summary
(noting when these fees are deemed a Withdrawal) to the effect that, as a

Withdrawal, these fees could adversely affect the amount of the payments promised under the contract. Please also make corresponding changes to this language where it appears elsewhere (*e.g.*, the second sentence of the sixth bullet in the Withdrawals subsection of the Risk Factors Section). Secondly, please segregate the third through fifth sentences of this last paragraph into a separate paragraph and highlight these sentences in bold.

c.   1. How Does the Income Edge Work? (page 5)

Please retain the deleted disclosure in the third paragraph of the second diamond point as it clarifies the separate application process for the Income Edge and the The Institute's Program but modify it to also clarify that the application process for the Program may have already occurred.

Please also make the fact that there is a dual application process for the Income Edge and The Institute's Program clear in the first paragraph under "How Do You Purchase an Income Edge?" on page 17, *i.e.*, note deleted language regarding the same.

d.   What Does the Income Edge Cost? (page 7)

Given that the The Institute's Program and Financial Advisor Fees will be deducted quarterly in advance, please clarify whether such fees will also be prorated based on the number of days remaining in the quarter similarly to the Income Edge Fee.

e.   3. How is the Income Edge Fee Percentage for my Certificate Determined? (page 8)

The second diamond point on page 11 and the second full paragraph on page 24 describe how one can "purchase a new Income Edge" in the event of termination. Please make this disclosure more consistent with the more general description of options available to contract owners upon termination as stated in third to last sentence of paragraph preceding "What Happens if Your Additional Contributions or Withdrawals … to Fall Outside the Permitted Ranges?" on page 23.

2.   Risk Factors - 6. Withdrawals (page 13)

a.   The use of bolded language for the entirety of page 14 in the Withdrawal subsection of the Risk Factors section is unhelpful. Please remove the bold font from:

  i. all of the disclosure in the first sub-bullet of the third bullet, which relates to what is an Excess Withdrawal, except for the first sentence;

  ii. all of the disclosure in the fourth bullet, which relates to the effect of an Excess Withdrawal, except for the preamble line and the first sentence of each sub-bullet;

  iii. all of the disclosure in the fifth bullet, which relates to the effect of Withdrawal on future Additional Contributions, except for the first sentence;

  iv. all of the disclosure in the sixth and seventh bullets, which relate to the effect of aggregate fees and the opportunity to cure; and

  v. all of the disclosure in the eighth bullet, which relates to the lack of an obligation to provide notice, except for the first sentence.

b. Much of the disclosure in the fifth diamond point is unnecessary as it deals with circumstances under which a Withdrawal does not affect future Additional Contributions, when the point of the risk disclosure is to highlight when it does. Accordingly, please delete the second and third sentence of this paragraph as well as that part of the first sentence beginning with the word "depending."

c. The sixth diamond point is excessively long, and should be broken up into three or more paragraphs (it may be appropriate to put the disclosure in the 8th and 9th sentences relating to how to obtain more information into a sub paragraph). Also, in keeping with the point of the section to disclose risks, please revise the second sentence of the paragraph to point out that fees can under certain circumstances be deemed a withdrawal as opposed to stating that these fees are not a Withdrawal except as otherwise noted.

d. If applicable, please insert "and The Institute's Program" at the end of the fourth to last sentence of the sixth diamond point of the section (ending with "the absence of the Income Edge Certificate."

e. In the third and second to last sentences of the sixth diamond point appearing on page 14, please rephrase the clause "for the portion of these fees" to clarify that the sentences are referring to The Institute's Program Fee and Financial Advisor Fee taken either together or separately. Please make the same revisions to corresponding disclosure elsewhere in the prospectus as applicable.

3.   **Risk Factors - 7. Timing Issues (page 15)**

Please clarify in the first diamond point that the Retirement Income Base ("RIB") may also be less than your initial contribution if you elect the Income Edge at some point after you open an Account, *e.g.*, see last bullet point on page 5.

4.   **Risk Factors - 8. Income Edge Fee and other Account Fees (page 15)**

Please delete the first sentence of the first diamond point as it is redundant with and not as complete as the second sentence.

5.   **How do you purchase an Income Edge (page 17)**

The prospectus notes that once an income percentage is chosen it cannot be changed. Please note this in the Summary and in the Risk Factors.

6.   **The Income Edge Certificate - 3. The Institute and the Account (page 18)**

a.   Please revise the phrase, "lower exposure to equities" in the second sentence of the first diamond point under "About the Model Portfolios" on page 19 in light of allotted percentages to equity investments (55%) and fixed income investments (45%).

b.   At the end of the paragraph following the third diamond point under "About the Model Portfolios" appearing on page 20, please explain why investing in the The Institute's Program may be more expensive than purchasing mutual funds and other investments held over the same period.

Please also note this possibility in the Income Edge Fee and other Account Fees subsection of the Risk Factors section.

c.   Please revise footnote 13 to the Model Portfolios chart appearing on page 22 for plain English in lieu of simply referring to different types of common sector funds.

Please also similarly revise the first paragraph under "How Will The Institute Manage Your Investments…?" on page 23 for better plain English.

7.   **The Income Edge Certificate - 4. Annual Income Edge Fee (page 26)**

a.   If any changes have been made in any examples, please apply them consistently throughout all other examples, for example, the second example on page 27 added "equal to" but preceding examples did not; and the latter example on page 31 added the 5% Retirement Income Percentage assumption in both the caption and example itself compared with example on page 30 where it only added it to caption, and the last example on page 39 and the example on page 40, which added it to caption but varied the disclosure added to example itself.

b.   Please confirm deletion of "Account" from item (ii) in the first paragraph under "Definition of 'Withdrawal'" on page 27 and make disclosure consistent in all other Income Edge filings.

8.   General Information – Determining Whether an Income Edge Is Right for You (page 40)

Please clarify the first parenthetical of the third sentence of the first paragraph to accurately reflect that the example presumes that the 5% Retirement Income Percentage has been elected (see comment 7 above) and the annual income payment amount of $25,000 resulted from multiplying the 5% rate by the RIB, $500,000.

9.   The Taxation of the Income Edge (page 43) and The Phoenix Companies, Inc. – Legal Proceedings about Company Subsidiaries (page 47)

Please confirm that these sections are current and accurate.

10.   Distribution Arrangements (page 48)

Based on the last paragraph of the section and anticipated effective date of the filing, please revise this and all other applicable portions of the prospectus to reflect the new principal underwriter and distributor for the Income Edge.

11.   Experts (page 48)

Please confirm all relevant financial statements have been included and have also received appropriate consent.

12.   Table of Cross References for Defined Terms (page 49)

Please ensure that all defined terms have been identified and accurately used in the text of the prospectus, *e.g.*, "Business Day" deleted from table but still a defined term on page 5 of prospectus, and "Certificate Anniversary Date" is in table, but term "Certificate Anniversary" is used under "Annual Statements" on page 48.

PART II

13.   Please confirm accuracy of Exhibit 1(a) and b(), which appear to incorporate by reference to Income Edge II and the Income Edge product offered by Portfolio Design Advisors, respectively. Moreover, please note that when incorporating a document by reference, the document itself must contain the required information and cannot in turn incorporate by reference to another document, which is what the document incorporated by reference in Exhibit 1(b) does.

14. Please confirm accuracy of Exhibits 4(a) and (b).

15. Financial Statements, Exhibits, and Certain Other Information

Any financial statements, exhibits, and any other required disclosure not included in this registration statement must be filed by pre-effective amendment to the registration statement.

16. Representations

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant is in possession of all facts relating to the registrant's disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

Notwithstanding our comments, in the event the registrant requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

****

Responses to these comments should be made in a letter to the staff and in a pre-effective amendment to the registration statement. If you believe that you do not need to change the registration statement in response to a comment, please indicate that in the letter and explain your position.

Although we have completed our initial review of the registration statement, it will be reviewed further after our comments are resolved. Therefore, we reserve the right to comment further on the registration statement and any amendments to it. After we have resolved all issues, the registrant and its underwriter must both request that the effective date of the registration statement be accelerated.

If you have any questions, you are welcome to call me at (202) 551-6767. Mail or deliveries should include reference to Mail Stop 8629 and should include all nine digits of the following zip code: 20549-8629. My facsimile number is (202) 772-9285.

Sincerely,

Sonny Oh
Staff Attorney
Office of Insurance Products